

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

<u>Via E-mail</u>
Mr. Sean Webster
President and Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

    Re: **Baoshinn Corporation**
             Form 10-K for the year ended December 31, 2010
             Filed March 30, 2011
             File No. 000-52779

Dear Mr. Webster:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s David R. Humphrey

                           David R. Humphrey
                           Accounting Branch Chief